

May 2, 2011

Edward L. Carey, Chief Executive Officer and Director
Clarion Partners Property Trust, Inc.
230 Park Avenue
New York, NY 10169

> **Re:** **Clarion Partners Property Trust, Inc. (f/k/a Clarion Property Trust, Inc.)**
> **Amendment No. 7 to Registration Statement on Form S-11**
> **Filed April 13, 2011**
> **File No. 333-164777**

Dear Mr. Carey:

We have reviewed Amendment No. 7 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 of our letter dated March 22, 2011 and the language in section 13.1 of the dealer manager agreement filed as Exhibit 1.1. Please clarify whether your dealer manager is obligated to continue to participate as your dealer manager pursuant to the terms of the dealer manager agreement. If not, please add a risk factor to address any risks associated with ING Groep's ability to amend the term of the dealer manager agreement, as applicable. Please also disclose whether fees to be payable to the dealer manager would be impacted.

2. We note that you refer to yourself as an open-ended REIT and that you refer to certain funds as open-ended funds. Please revise to remove all references to "open-ended" as the term "opened-ended" customarily applies to mutual funds. In addition, please revise your disclosure on page 1 to remove any comparison between your structure and that of mutual funds.

Summary Risk Factors, page 9

3.   Please revise the third risk factor on page 9 to clarify that your shares may be illiquid.

Table I, page A-2

4.   We note your disclosure in footnote 4. Please advise why you have included mortgage financing in your line item disclosure regarding cash down payment. Please refer to Appendix II of Industry Guide 5.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact William Demarest at (202) 551-3432 or Dan Gordon, Accounting Branch Chief at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3401 with any other questions.

                                        Sincerely,

                                        Jennifer Gowetski
                                        Senior Counsel

cc: Rosemarie A. Thurston *(via facsimile)*
     Alston & Bird LLP